Exhibit 99.14

CONSENT OF EXPERT

I hereby consent to the use and reference to my name and my report entitled “Casino Project, NI 43-101F1 Technical Report Feasibility Study, Yukon Territory, Canada – Revision 1” dated January 25, 2013, and the information derived therefrom, as contained in Western Copper and Gold Corporation’s Annual Report on Form 40-F for the year ended December 31, 2017.

March 22, 2018

/s/ Michael Hester, F Aus IMM
Michael Hester, F Aus IMM